Exhibit 11
ALLTEL CORPORATION
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Millions, except per share amounts)

	For the years ended December 31,
	2005	2004	2003	2002	2001

Income from continuing operations	$1,308.5	$1,026.7	$953.5	$850.1	$978.0
Income from discontinued operations	30.3	19.5	361.0	74.2	69.5
Cumulative effect of accounting change	(7.4)	-	15.6	-	19.5
Less: preferred dividends	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Net income applicable to common shares	1,331.3	1,046.1	1,330.0	924.2	1,066.9
Adjustment for convertible preferred stock dividends	0.1	0.1	0.1	0.1	0.1
Net income applicable to common shares assuming
conversion of preferred stock	$1,331.4	$1,046.2	$1,330.1	$924.3	$1,067.0

Weighted average common shares outstanding
for the year	340.8	307.3	311.8	311.0	311.4
Increase in shares that would result from:
Exercise of stock options	1.5	0.8	0.7	1.0	1.8
Conversion of convertible notes	1.5	-	-	-	-
Conversion of preferred stocks	0.2	0.3	0.3	0.3	0.3
Non-vested restricted stock awards	0.1	-	-	-	-
Weighted average common shares outstanding,
assuming conversion of above securities	344.1	308.4	312.8	312.3	313.5

Basic earnings per share:
Income from continuing operations	$3.84	$3.34	$3.06	$2.73	$3.14
Income from discontinued operations	0.09	0.06	1.16	0.24	0.22
Cumulative effect of accounting change	(0.02)	-	0.05	-	.06
Net income	$3.91	$3.40	$4.27	$2.97	$3.42

Diluted earnings per share:
Income from continuing operations	$3.80	$3.33	$3.05	$2.72	$3.12
Income from discontinued operations	0.09	0.06	1.15	0.24	0.22
Cumulative effect of accounting change	(0.02)	-	0.05	-	.06
Net income	$3.87	$3.39	$4.25	$2.96	$3.40